Exhibit 3.03

Article V, Section 5.1 of the Bylaws of the Company is amended to read as follows:

5.1     Officers. The officers of the corporation shall be a chairperson of the board, a president, a secretary, and a chief financial officer. The corporation may also have, at the discretion of the board of directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, a vice chairperson of the board and such other officers as may be appointed in accordance with the provisions of Section 5.3 of this Article V. Any number of offices may be held by the same person.

Article V, Section 5.7 of the Bylaws of the Company is amended to read as follows:

5.7     President. The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He/she shall have the general powers and duties of management usually vested in the office of president of a corporation, shall have the power to hire subordinate officers and employees of the corporation and to terminate same, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

Article V, New Section 5.11 of the Bylaws of the Company, is added to read as follows:

5.11    Vice Chairperson of the Board. The vice chairperson of the board, if there be such an officer, shall, in the absence of the chairperson, preside at all meetings of the shareholders and at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him/her by the board of directors or prescribed by the bylaws.